08001492

SEC Mail
Mail Processing
Section

MAR 14 2008

Washington, DC
106

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

March 12, 2008 SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Hannover Re generates another record result".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Stefan Schulz
Head of Corporate Communications

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Gabriele Bommersbach
Assistant
Corporate Communications

Dlw 3/27

hannover re®

PRESS RELEASE

Hannover Re generates another record result

- **Operating profit (EBIT) + 14.6%**
- **Group net income + 42.6%**
- **Return on equity 23.5%**
- **Major loss burden in line with expectations**
- **Book value per share + 15.6%**
- **Proposed dividend: 1.80 euro + 50 cent bonus**
- **Goals for 2008**
  - Return on equity > 15%
  - Earnings per share in the region of 5 euro

Hannover, 12 March 2008: Hannover Re enjoyed another highly successful financial year in 2007. "We surpassed our profit targets and reported the highest Group net income in our company's history", Chief Executive Officer Wilhelm Zeller announced at the press briefing on the annual results held in Hannover. Even without the special effect associated with the tax reform in Germany, Hannover Re would have recorded the best result since it was first established.

The operating profit (EBIT) – which does not include the profit of around 22 million euro booked by the Praetorian Financial Group, Inc. – was boosted by 14.6% to 940.0 million euro (819.9 million euro). Group net income surged by 42.6% to 733.7 million euro (514.4 million euro). Even without the special effect of corporate tax reform amounting to 164.7 million euro (after minority interests), Hannover Re would have achieved a record result of 568.9 million euro. The earnings per share climbed from 4.27 euro to 6.08 euro (of which 1.37 euro derived from the special effect associated with tax reform).

The gross written premium of the Hannover Re Group contracted as expected by 11.1% to 8.3 billion euro (9.3 billion euro). This was attributable to the sale of Praetorian and the associated withdrawal from US specialty business. The vigorous growth generated in life and health reinsurance failed to offset these influencing factors. At constant exchange rates the decrease in gross premium would have been 8.0%. The level of premium retained within the Group climbed 11.1 percentage points year-on-year to reach 87.4%. Net premium consequently increased by 2.8% to 7.3 billion euro (7.1 billion euro).

The return on equity stood at 23.5%; without the extraordinary effect of the tax reform it would have been 18.2%.

Hannover Re was extremely satisfied with results in **life and health reinsurance**. "The development of our business can be rated excellent. We not only achieved our premium and profit targets, we comfortably surpassed them", Mr. Zeller asserted. Hannover Re, which operates in this business group under the Hannover Life Re brand, sees clear growth potential for annuity insurance in the area of individual retirement provision in the industrialised nations. The largest single market is the United Kingdom, where the company's focus remains on enhanced annuities. In life and health reinsurance, as in non-life reinsurance, Hannover Re is also cultivating the emerging market of (re)insurance transacted in accordance with Islamic law. In this area the company offers its clients new products and supports them with an eye to marketing and sales methods.

Gross written premium in life and health reinsurance exceeded the 3 billion euro threshold for the first time in the year under review, growing by 10.4% to 3.1 billion euro (2.8 billion euro). At constant exchange rates growth would have come in at 14.0%. The level of retained premium climbed by 5.4 percentage points to 90.8%. Net premium earned consequently rose by a more vigorous 17.8% to 2.8 billion euro, compared to 2.4 billion euro in the previous year.

Hannover Re boosted its operating profit (EBIT) in life and health reinsurance by 65.4% to 230.8 million euro (139.5 million euro); this includes special effects associated inter alia with the commutation of contracts concluded in previous years in an amount of roughly 30 million euro. The EBIT margin rose to 8.3% (5.9%). Even after elimination of the special effects it would have reached 7.2%, a figure comfortably in excess of the targeted 5%. Net income improved by a gratifying 83.9% to 188.7 million euro (102.6 million euro); the positive effect associated with the reform of corporate taxation totalled 46.1 million euro (after minority interests). Earnings per share stood at 1.57 euro (85 cents), of which 38 cents was attributable to the special effect of tax reform.

Hannover Re expressed similar satisfaction with the development of its **investment income**. The relatively modest rise in assets under own management – compared to the previous year – primarily reflected the downward slide of the US dollar: the portfolio of assets under own management grew by 1.6% to 19.8 billion euro (19.5 billion euro) as at 31 December 2007. Ordinary income excluding deposit interest nevertheless improved on the previous year by 8.4% to 859.0 million euro (792.6 million euro). On balance, deposit interest and expenses contributed 220.1 million euro (221.9 million euro) to net investment income. As part of the company's proactive approach to portfolio management – especially in relation to equities – profits of 244.0 million euro (305.1 million euro) were realised on the disposal of investments. This contrasted with realised losses of 69.7 million euro (87.7 million euro). Compared to the previous year, the

on the expansion of activities in Asia: in the first half of the current year Hannover Re plans to commence operational business at its branches in China and South Korea. In India Hannover Re will set up a service company to leverage the future potential of the local life insurance market over the long term. "For 2008 we are looking to continued favourable profitability and double-digit premium growth in original currencies", Mr. Zeller explained.

Turning to *investments*, the expected positive cash flow which Hannover Re generates from its technical account and from the investment portfolio will lead to further growth in the volume of assets. Assuming that capital markets settle down in the course of the year, the company expects to increase the income from assets under own management. In the area of fixed-income securities the stress placed on the high quality and diversification of the portfolio will be maintained; combined with investments in equities, this should make it possible to generate another stable profit contribution.

With market conditions expected to remain acceptable, and given the broad diversification of the company's reinsurance business and investment portfolio, Hannover Re anticipates another good result for the *full 2008 financial year*. "Provided the burden of major losses does not significantly exceed the adjusted expected level of 10% of net premium in non-life reinsurance and assuming capital markets stabilise, we expect to see a *return on equity* in excess of 15 percent and *earnings per share* of around 5 euro for the 2008 financial year", Mr. Zeller affirmed. As for the dividend, the company continues to aim for a payout ratio in the range of 35% to 40%.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have*

Key figures of the Hannover Re Group (IFRS basis)

in EUR million	2007 H1+Q3	2007 Q4	2007 Total	2006 Variance	2006 Total
Hannover Re Group					
Gross written premium	6,426.3	1,832.6	8,258.9	-11.1%	9,289.3
Net premium earned	5,491.1	1,801.8	7,292.9	+2.8%	7,092.1
Net underwriting result	(127.9)	(3.1)	(131.0)	-48.6%	(254.7)
Net investment income[1]	855.5	266.3	1,121.7	-5.7%	1,188.9
Operating profit (EBIT)	690.3	249.7	940.0	+14.6%	819.9
Net income from continuing operations (before minorities)	635.2	179.8	814.9	+57.6%	517.1
Net income from discontinued operations (before minorities)	30.4	4.7	35.1	-59.1%	85.7
Minority interests	76.2	40.1	116.4	+31.7%	88.4
Group net income	589.3	144.4	733.7	+42.6%	514.4
Earnings per share in EUR	4.89	1.19	6.08	+42.6%	4.27
Policyholders' surplus[2]			5,295.1	+8.5%	4,878.4
Investments (incl. funds held by ceding companies)			29,042.0	+0.9%	28,786.1
Total assets			37,068.4	-10.4%	41,386.4
Book value per share in EUR			27.77	+15.6%	24.03
Retention	86.4%	91.1%	87.4%		76.3%
EBIT margin[3]	12.6%	13.9%	12.9%		11.6%
Return on equity (after tax)	25.7%	17.6%	23.5%		18.7%
Non-life reinsurance					
Gross written premium	4,102.3	1,087.2	5,189.5	-20.1%	6,495.7
Net premium earned	3,391.3	1,106.3	4,497.6	-4.7%	4,718.7
Net underwriting result	(50.3)	23.6	(26.7)	-62.5%	(71.0)
Operating profit (EBIT)	453.2	214.5	667.6	-0.4%	670.1
Net income from continuing operations (before minorities)	436.4	184.0	620.4	+32.4%	468.7
Net income from discontinued operations (before minorities)	13.5	(1.4)	12.1	-86.7%	91.2
Minority interests	56.1	16.0	72.1	-11.4%	81.4
Group net income	393.8	166.6	560.5	+17.1%	478.5
Retention	83.9%	90.4%	85.3%		72.4%
Combined ratio[4]	100.9%	95.9%	99.7%		100.8%
EBIT margin[3]	13.4%	19.4%	14.8%		14.2%
Life and health reinsurance					
Gross written premium	2,333.7	749.2	3,082.9	+10.4%	2,793.6
Net premium earned	2,099.7	695.6	2,795.3	+17.8%	2,373.4
Operating profit (EBIT)	209.9	20.9	230.8	+65.4%	139.5
Group net income	203.6	(14.9)	188.7	+83.9%	102.6
Retention	90.5%	91.7%	90.8%		85.4%
Combined ratio[4]	97.2%	99.8%	97.8%		100.2%
EBIT margin[3]	10.0%	3.0%	8.3%		5.9%

[1] Including expense on funds withheld and contract deposits
[2] Total shareholders' equity + minority interests + hybrid capital
[3] Operating profit (EBIT) / net premium earned
[4] Including interest income on contract deposits and funds withheld

hannover rück

PRESSE INFORMATION

Hannover Rück erzielt erneut Rekordergebnis

- **Operatives Ergebnis (EBIT) + 14,6 %**
- **Konzernüberschuss + 42,6 %**
- **Eigenkapitalrendite 23,5 %**
- **Großschadenbelastung im Rahmen des Erwartungswertes**
- **Buchwert je Aktie + 15,6 %**
- **Dividendenvorschlag: 1,80 EUR + 0,50 EUR Bonus**
- **Ziele für 2008**
  - Eigenkapitalrendite > 15 %
  - Gewinn je Aktie ca. 5 EUR

Hannover, 12. März 2008: Das Geschäftsjahr 2007 verlief für die Hannover Rück erneut sehr erfolgreich. „Wir haben unsere Gewinnziele übertroffen und können den höchsten Konzernüberschuss seit Bestehen unserer Gesellschaft vorlegen", sagte der Vorstandsvorsitzende Wilhelm Zeller anlässlich der Bilanzpressekonferenz in Hannover. Auch ohne den Sondereffekt aus der Steuerreform hätte die Hannover Rück das beste Ergebnis seit ihrer Gründung erzielt.

Das operative Ergebnis (EBIT) – darin ist das anteilige Ergebnis der Praetorian Financial Group, Inc. von rund 22 Mio. EUR noch nicht enthalten – konnte um 14,6 % auf 940,0 Mio. EUR (819,9 Mio. EUR) gesteigert werden. Der Konzernüberschuss erhöhte sich um 42,6 % auf 733,7 Mio. EUR (514,4 Mio. EUR). Auch ohne den Sondereffekt aus der Unternehmenssteuerreform in Höhe von 164,7 Mio. EUR (nach Minderheiten) hätte die Hannover Rück mit 568,9 Mio. EUR ein Rekordergebnis vorgelegt. Das Ergebnis je Aktie stieg von 4,27 EUR auf 6,08 EUR (davon entfallen 1,37 EUR auf den Sondereffekt aus der Steuerreform).

Die gebuchte Bruttoprämie des Hannover Rück-Konzerns reduzierte sich erwartungsgemäß um 11,1 % auf 8,3 Mrd. EUR (9,3 Mrd. EUR). Grund hierfür war der Verkauf der Praetorian und die damit verbundene Aufgabe des US-Spezialgeschäfts. Das starke Wachstum in der Personen-Rückversicherung konnte diese Einflüsse nicht kompensieren. Bei konstanten Währungskursen hätte der Rückgang der Bruttoprämie 8,0 % betragen. Der Konzern-Selbstbehalt stieg gegenüber dem Vorjahr um 11,1 Prozentpunkte auf 87,4 %. Angesichts dessen erhöhte sich die Nettoprämie um 2,8 % auf 7,3 Mrd. EUR (7,1 Mrd. EUR).

Dadurch erhöhte sich die EBIT-Rendite auf 14,8 % (14,2 %). Der Jahresüberschuss in der Schaden-Rückversicherung stieg um 17,1 % auf 560,5 Mio. EUR (478,5 Mio. EUR). Der Sondereffekt aus der Reduzierung der latenten Steuern belief sich auf 118,6 Mio. EUR (nach Minderheiten). Der Gewinn je Aktie stieg auf 4,65 EUR (3,97 EUR); davon entfallen 0,98 EUR auf den Sondereffekt aus der Steuerreform.

Mit den Ergebnissen in der **Personen-Rückversicherung** zeigt sich die Hannover Rück äußerst zufrieden. „Der Geschäftsverlauf verdient das Prädikat hervorragend. Wir haben sowohl unsere Prämien- wie auch unsere Ergebnisziele nicht nur erfüllt, sondern weit übertroffen", erklärte Zeller. Die Hannover Rück, die in diesem Geschäftsfeld unter der Marke Hannover Life Re auftritt, sieht in der privaten Altersvorsorge in den Industrieländern klare Wachstumspotenziale für die Rentenversicherung. Größter Einzelmarkt ist Großbritannien, wo nach wie vor sofort beginnende Vorzugsrenten im Fokus stehen. Wie in der Schaden-Rückversicherung setzt die Hannover Rück auch in der Personen-Rückversicherung zudem auf den sich entwickelnden Markt der islamkonformen (Rück-)Versicherung. Hier bietet die Gesellschaft ihren Kunden neue Produkte an und unterstützt sie im Hinblick auf Marketing- und Vertriebsmethoden.

Die gebuchte Bruttoprämie überschritt für die Personen-Rückversicherung im Berichtsjahr erstmals die Marke von 3 Mrd. EUR: Sie stieg um 10,4 % auf 3,1 Mrd. EUR (2,8 Mrd. EUR). Bei konstanten Währungskursen hätte das Wachstum 14,0 % betragen. Der Selbstbehalt erhöhte sich um 5,4 Prozentpunkte auf 90,8 %. Angesichts dessen stieg die verdiente Nettoprämie noch stärker um 17,8 % auf 2,8 Mrd. EUR, nach 2,4 Mrd. EUR im Vorjahr.

Ihr operatives Ergebnis (EBIT) konnte die Hannover Rück in der Personen-Rückversicherung um 65,4 % auf 230,8 Mio. EUR (139,5 Mio. EUR) steigern; hierin sind Sondereffekte u. a. aus der Ablösung von in Vorjahren geschlossenen Verträgen in Höhe von rund 30 Mio. EUR enthalten. Die EBIT-Rendite stieg auf 8,3 % (5,9 %). Auch nach Eliminierung der Sondereffekte läge sie mit 7,2 % deutlich über der Zielmarke von 5 %. Der Jahresüberschuss erhöhte sich um erfreuliche 83,9 % auf 188,7 Mio. EUR (102,6 Mio. EUR); der positive Effekt aus der Unternehmenssteuerreform beträgt 46,1 Mio. EUR (nach Minderheiten). Das Ergebnis je Aktie beträgt 1,57 EUR (0,85 EUR); davon entfallen 0,38 EUR auf den Sondereffekt aus der Steuerreform.

Zufrieden zeigt sich die Hannover Rück auch mit der Entwicklung ihres **Kapitalanlageergebnisses**: Der gegenüber dem Vorjahr relativ geringe Anstieg der selbst verwalteten Kapitalanlagen resultierte hauptsächlich aus der negativen Entwicklung des US-Dollar: Die selbst verwalteten Kapitalanlagen stiegen zum 31. Dezember 2007 lediglich um 1,6 % auf 19,8 Mrd. EUR (19,5 Mrd. EUR). Dennoch verbesserten sich die ordentlichen Kapitalanlageerträge ohne

zu rechnen sein", erklärte Zeller. Im laufenden Geschäftsjahr hatte die Hannover Rück bisher zwei Großschäden zu verzeichnen: Der Schneesturm in Süd-China führte zu einer geschätzten Nettobelastung von rund 10 Mio. EUR; für den Wintersturm „Emma" ist es für eine verlässliche Schätzung noch zu früh.

In der *Personen-Rückversicherung* rechnet die Hannover Rück mit einer ungebrochen dynamischen Entwicklung. Langfristige Wachstumsimpulse für die internationale Lebens- und Rentenversicherung ergeben sich aus der demografischen Entwicklung in den Industrieländern, dem Eintreten der Baby-Boomer-Generation in die Pensionsphase und der schnellen Herausbildung einer Mittelschicht in vielen Entwicklungsländern. Besonders im Fokus steht der Ausbau der Aktivitäten in Asien: Für die erste Hälfte des laufenden Jahres plant die Hannover Rück die operative Geschäftsaufnahme ihrer Niederlassungen in China und Süd-Korea. In Indien wird das Unternehmen eine Servicegesellschaft etablieren, um die zukünftigen Potenziale des dortigen Lebensversicherungsmarktes langfristig ausschöpfen zu können. „Wir gehen für 2008 von einer unverändert günstigen Ertragssituation und in Originalwährungen von einem zweistelligen Prämienwachstum aus", betonte Zeller.

Bei den *Kapitalanlagen* sollte der zu erwartende positive Cashflow, den die Hannover Rück aus der Versicherungstechnik und den Kapitalanlagen generiert, zu einem weiteren Anstieg des Kapitalanlagebestandes führen. Eine Beruhigung der Kapitalmärkte im Laufe des Jahres unterstellt, geht die Gesellschaft von einer Steigerung der Erträge aus selbst verwalteten Kapitalanlagen aus. Bei den festverzinslichen Wertpapieren liegt weiterhin das Augenmerk auf einer hohen Qualität und Diversifikation des Portefeuilles; dies zusammen mit Investitionen in Aktien sollte wieder einen stabilen Ergebnisbeitrag aus Kapitalanlagen ermöglichen.

Angesichts der erwarteten anhaltend akzeptablen Marktbedingungen und der breiten Diversifikation der Gesellschaft im Rückversicherungsgeschäft, aber auch in den Kapitalanlagen, geht die Hannover Rück von einem erneut guten Ergebnis für das *Gesamtjahr* 2008 aus. „Unter der Prämisse, dass die Großschadenbelastung nicht wesentlich den neuen Erwartungswert von 10 % der Nettoprämie in der Schaden-Rückversicherung übersteigt und es zu einer Beruhigung der Kapitalmärkte kommt, gehen wir für das Geschäftsjahr 2008 von einer *Eigenkapitalrendite* von mehr als 15 Prozent und einem *Gewinn je Aktie* von ca. 5 Euro aus", erklärte Zeller. Für die Dividende strebt das Unternehmen unverändert eine Ausschüttungsquote von 35 % bis 40 % an.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Kennzahlen der Hannover Rück-Gruppe (auf IFRS-Basis)

in Mio. EUR	2007 H1+Q3	2007 Q4	2007 Gesamt	2006 +/- Vorjahr	2006 Gesamt
Hannover Rück-Gruppe					
Gebuchte Bruttoprämie	6.426,3	1.832,6	8.258,9	-11,1 %	9.289,3
Verdiente Nettoprämie	5.491,1	1.801,8	7.292,9	+2,8 %	7.092,1
Versicherungstechnisches Ergebnis	-127,9	-3,1	-131,0	-48,6 %	-254,7
Kapitalanlageergebnis[1]	855,5	266,3	1.121,7	-5,7 %	1.188,9
Operatives Ergebnis (EBIT)	690,3	249,7	940,0	+14,6 %	819,9
Überschuss aus fortzuführenden Geschäftsbereichen (vor Minderheitsanteilen)	635,2	179,8	814,9	+57,6 %	517,1
Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	30,4	4,7	35,1	-59,1 %	85,7
Minderheitsanteile	76,2	40,1	116,4	+31,7 %	88,4
Konzernüberschuss	589,3	144,4	733,7	+42,6 %	514,4
Ergebnis je Aktie in EUR	4,89	1,19	6,08	+42,6 %	4,27
Haftendes Kapital[2]			5.295,1	+8,5 %	4.878,4
Kapitalanlagen (inkl. Depotforderungen)			29.042,0	+0,9 %	28.786,1
Bilanzsumme			37.068,4	-10,4 %	41.386,4
Buchwert je Aktie in EUR			27,77	+15,6 %	24,03
Selbstbehalt	86,4 %	91,1 %	87,4 %		76,3 %
EBIT-Rendite[3]	12,6 %	13,9 %	12,9 %		11,6 %
Eigenkapitalrendite (nach Steuern)	25,7 %	17,6 %	23,5 %		18,7 %
Schaden-Rückversicherung					
Gebuchte Bruttoprämie	4.102,3	1.087,2	5.189,5	-20,1 %	6.495,7
Verdiente Nettoprämie	3.391,3	1.106,3	4.497,6	-4,7 %	4.718,7
Versicherungstechnisches Ergebnis	-50,3	23,6	-26,7	-62,5 %	-71,0
Operatives Ergebnis (EBIT)	453,2	214,5	667,6	-0,4 %	670,1
Überschuss aus fortzuführenden Geschäftsbereichen (vor Minderheitsanteilen)	436,4	184,0	620,4	+32,4 %	468,7
Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	13,5	-1,4	12,1	-86,7 %	91,2
Minderheitsanteile	56,1	16,0	72,1	-11,4 %	81,4
Konzernüberschuss	393,8	166,6	560,5	+17,1 %	478,5
Selbstbehalt	83,9 %	90,4 %	85,3 %		72,4 %
Kombinierte Schaden-/Kostenquote[4]	100,9 %	95,9 %	99,7 %		100,8 %
EBIT-Rendite[3]	13,4 %	19,4 %	14,8 %		14,2 %
Personen-Rückversicherung					
Gebuchte Bruttoprämie	2.333,7	749,2	3.082,9	+10,4 %	2.793,6
Verdiente Nettoprämie	2.099,7	695,6	2.795,3	+17,8 %	2.373,4
Operatives Ergebnis (EBIT)	209,9	20,9	230,8	+65,4 %	139,5
Konzernüberschuss	203,6	-14,9	188,7	+83,9 %	102,6
Selbstbehalt	90,5 %	91,7 %	90,8 %		85,4 %
Kombinierte Schaden-/Kostenquote[4]	97,2 %	99,8 %	97,8 %		100,2 %
EBIT-Rendite[3]	10,0 %	3,0 %	8,3 %		5,9 %

[1] einschließlich Depotzinsaufwendungen

[2] Eigenkapital + Minderheitsanteile + Hybridkapital

[3] Operatives Ergebnis (EBIT) / verdiente Nettoprämie

[4] einschließlich Depotzinsen

END